1901 Capital Parkway
Austin, Texas 78746
February 7, 2014
VIA EDGAR SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mara L. Ransom, Assistant Director
Re:    EZCORP, Inc. (the "Company")
Revised Preliminary Proxy Statement on Schedule 14A
Filed on February 6, 2014
File No. 000-19424
Ladies and Gentlemen:
In connection with above-referenced filing, the comments contained in the letter from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated December 30, 2013 with respect to that filing, and the Company's responses to such comments, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
EZCORP, Inc.

By:	/s/ Thomas H. Welch, Jr.
Thomas H. Welch, Jr.,
Senior Vice President,
General Counsel and Secretary